UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 15, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

15 March 2012

CSR plc

Publication of Annual Report

CSR plc (the “Company”) announces that its annual report for the 52 weeks ended 30 December 2011 (the “Annual Report”) has been published today and is available on its website, www.csr.com.

The Company released its financial results for the 52 week period ended 30 December 2011 on 20 February 2012, which contained audited financial statements of the Company and a review of the business.

In addition to the information in that announcement, in accordance with DTR 6.3.5(2)(b), we also set out below the following extracts from the Annual Report in full text form approved by the Board on 17 February 2012.

1. Directors’ report – Chairman’s statement

The Annual Report contains the following statement from the Chairman.

CSR came through a challenging year in 2011, with difficult trading conditions in some areas of our end markets. However, we saw good progress in our strategy of increasing the range of higher-margin platform products where we control the key silicon. This strategy was accelerated by the acquisition of Zoran Corporation, whose image and video capture are highly complementary to our location, audio and connectivity technologies.

Trading performance

After completing the Zoran transaction we have organised the business into four main groups: Automotive business group, comprising automotive and portable navigation device (PND) businesses; Home business group, containing gaming and home entertainment, PCs and tablets connectivity, document imaging, health and fitness, and voice & music; Mobile business group, which has our handset and camera businesses; and our Legacy Product group, created in December 2011, which comprises home entertainment products in run-off.

The year can generally be characterised by the Home business group performing well, with weakness in our Automotive business group and Mobile business group. In the second half of the year, whilst we grew on an absolute basis due to additional revenues from the Zoran acquisition, we saw a further decline in sales for CSR’s standalone business. Unlike the first half revenue year-on-year decline, this drop in revenue was not in our original forecasts and was caused by weakness in some areas of the handset market and a rapid reduction in personal navigation devices (PND) sales in emerging market economies. Despite the slowdown in the PND area, we continue to see increasing sales for our automotive OEM business.

While handsets and PNDs were weak, we saw good growth in the audio segments of our Home business group from product lines such as stereo audio products.

Zoran

We announced our intention to merge with Zoran on 21 February 2011 and after agreeing amended terms which we announced on 17 June 2011, the transaction was completed on 31 August 2011.

Zoran was a major transaction for the Company and was driven by the rapidly growing market for imaging technology that can be delivered to all the segments in which we operate. This demand is enhanced and complemented by the wireless connectivity, audio and location technologies that CSR has developed. Zoran therefore brought CSR a number of benefits: it provides us with valuable IP, patents and know-how; it increases the scale of the Company, giving greater purchasing power as well as customer relevance; brings greater access to new markets which require location and wireless connectivity such as cameras and printers; creates growth opportunities as we bring CSR and Zoran technologies together; and generates merger synergies and other cost reductions of $130 million of annualised savings which are on track to be completed by the end of the second quarter 2012, thereby reducing our joint cost base.

Importantly, after taking account of the current and future expected cost savings, we expect that the Zoran transaction will provide CSR with earnings accretion in 2012, compared to CSR as a standalone business.

Zoran’s shareholders received per Zoran share $6.26 in cash and 0.589 ordinary shares of CSR in the form of American Depositary Shares. Net of Zoran’s cash balance of $193 million as at 31 August 2011, the transaction value implied an enterprise value of $248 million.

Cost control

While Zoran had a series of leading technologies, its costs were out of line with its revenues. Since completing the merger, our management has implemented a series of cost reduction programmes and rationalisations of the enlarged business. Importantly, in addition to driving merger synergy benefits and portfolio rationalisation, we announced in December that we will stop investment in the low-margin areas of digital television systems-on-a-chip and silicon tuners, while retaining the intellectual property (IP) in these areas for future use.

Overall, we expect that the result of these moves will be a company which has the majority of its revenue from segments where we have a number one or two position in the market and which offer attractive growth opportunities. We continue to expect underlying operating costs, excluding all restructuring charges, to be in the range of $420 million to $430 million on an annualized basis during the second half of 2012, with full year 2012 underlying operating costs of $430 million to $440 million, which we believe will result in CSR generating positive cash flow and will significantly improve profitability.

Dividend

While revenues have been weaker than expected during 2011, we have ended the year with a strong balance sheet and $278 million in cash, cash equivalents and treasury deposits. It is the Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company. Given our confidence in our future prospects, our strong financial position and the Board’s commitment to delivering returns to shareholders via a progressive dividend policy, the Board is recommending a final dividend of $0.071, which, together with the interim dividend of $0.032 per ordinary share amounts to $0.103 per ordinary share in respect of the 2011 financial year. This represents an increase of 63% over the prior year.

Subject to shareholder approval at the Annual General Meeting to be held on 23 May 2012, the dividend will be paid on 1 June 2012 to shareholders of record on 11 May 2012. The dividend will be paid in sterling.

During 2011, the Company returned $16.3 million in dividend payments and bought back 7.8 million shares in the Company, representing an outlay of around $47.5 million.

Product development

We continued to invest in technology, particularly where it supports our platform strategy, and we are in the process of developing 22 new products. One important initiative is the move of our core intellectual property (IP) to the 40nm process node and we were pleased to launch our new-generation SiRFstarV location product in November 2011. After some delays, we are pleased with the progress being made on our CSR9800 Wi-Fi/Bluetooth connectivity chip.

Changes to the Board

In September, James Collier, one of the founders of CSR, stood down from his position as a non-executive director to concentrate on a new entrepreneurial venture. On behalf of the Board and Company, I would like to thank James for the contribution he has made to CSR, in creating and shaping a company that is a world leader. From our first days in 1998, he has played an important part in the continued growth and diversification of CSR, right up to the present and our completed acquisition of Zoran. We wish James well for the future and the continued success of his new venture.

Following the completion of the acquisition of Zoran, Dr Levy Gerzberg was appointed to the Board as a non-executive director effective from 31 August 2011. Levy brings a wealth of knowledge, industry contacts and insight of the markets and technologies in which Zoran has been a world leader. We look forward to benefiting from his contribution to your Board.

Our people

2011 has been a year of challenge and change, as we have re-positioned the Group following our acquisition of Zoran and to reflect the wider business and economic environment. We are very aware of the impact of these changes on our employees which has resulted in some people leaving us. On behalf of the Board, I would like to record thanks and appreciation to all the people from CSR and Zoran who have shown immense professionalism over this period.

Looking ahead

CSR’s objective remains to grow and develop our business by focussing on a series of key platforms, which we believe will enable us to generate sustainable revenues with good margins. We also intend to control and manage our costs as we navigate a tough economic environment for electronic consumer goods. As part of that commitment we intend during 2012 to continue to maintain strong financial discipline, while investing efficiently for the future.

While 2011 has been a challenging year for the company, it has also been a year of positive transformation. The combination of our people, the depth of our portfolio and the ongoing execution of our focus on platforms, gives us confidence for the future.

2. Directors’ report – Chief Executive’s review

The Annual Report contains the following report from the Chief Executive Officer.

CSR has had a year of transition as we have continued our move from being a single-component, single-technology company focussed on Bluetooth, towards being a provider of silicon and software solutions for the location-aware, media-rich, cloud-connected world.

We live in an increasingly wire-free world, where connections to information, entertainment and services are taken for granted. It is CSR’s aim to be at the heart of this world, creating semiconductor chips and software to be found in the products we use every day.

Zoran

The Zoran acquisition was an important step towards this objective. It has added adjacent technology platforms such as cameras and digital imaging to our portfolio of automotive infotainment, voice & music, gaming and Human Interface Device (HID) products, while bringing important video and imaging IP to CSR’s connectivity and location technology. In addition, the Zoran transaction brought scale, which enables us to reduce our costs of goods sold and deliver a richer technology portfolio to our customers. We have also already seen the first commercial benefits of this transaction with cross-selling design wins in the camera market, where we have combined our location platform with the COACH (camera on a chip) platform at a major OEM. We expect cross-selling opportunities to increase over the coming quarters, as we further integrate and combine our technologies. We are now in the position of deriving the majority of our revenues from our platform-related businesses.

At the same time as we increased our set of technological capabilities, the cost base of combined companies was too high. We have taken decisive action to address this issue. From the annualised combined cost base of $540 million for CSR and Zoran at the time of the completion of the transaction in August 2011, we have reduced the cost run-rate to $496 million at the end of 2011. In the first half of 2012, we expect to further reduce this run rate to $420-430 million, and $130 million of annualised savings (including $15 million cost of sales savings) are fully on track to be completed by the end of the second quarter 2012.

This cost reduction has been achieved by a combination of delivering aggressive merger synergy benefits, company ‘right-sizing’, previously announced Zoran cost cutting, portfolio rationalisation, reductions in the cost of goods sold and the discontinuation of investment in the low-margin areas of set-top boxes, digital television systems-on-a-chip and silicon tuners which we announced in December. As a result of these and other initiatives, the Company will have around 2,400 personnel by the end of the second quarter of 2012, reduced from around 3,200 at 31 August 2011.

Business group performance

In the first six months of the year, we saw a reduction in revenues of 9% compared with 2010, as we were impacted by weakness in some areas of the handset and PND markets. At the same time, we saw growth in our Home business group, driven mainly by our continued strong market share performance within a buoyant voice & music market. In the second half of the year, we experienced a revenue decline of 8% compared to 2010, as parts of the handset business we serve continued to be weak and as we experienced market share loss and a faster than expected decline in the market and market share for PNDs in Asia. Voice & music continued to be strong, as were our automotive and gaming segments, in the latter of which we won an important additional customer.

Total revenue for the year was $845.2 million, up by 6% on 2010 and a decline of 8% when compared to CSR on a standalone pre-Zoran acquisition basis. Underlying gross margins increased to 49.8% from 47.7%, as we increased our revenue share from higher-margin platform products. The operating loss for the year was $48.4 million, against a loss of $6.2 million in the previous year. The year’s loss reflects exceptional charges for restructuring and the Zoran transaction. Underlying operating profit declined to $49.2 million in 2011 from $78.9 million in 2010 reflecting the loss contributed by Zoran as well as the lower revenue and gross profit in the legacy CSR business.

Market outlook

Our products are used in a wide variety of consumer devices and as a result, we are heavily exposed to consumer sentiment. Although 2011 was a year where we saw consumer caution, which may continue into 2012, our expectations for the medium term are more positive. Across our diversified portfolio, industry analysts expect our underlying total addressable market to grow by a 4% compound annual growth rate (CAGR), from 2011 to 2015. Of particular interest is voice & music, which is forecast to grow at 13% per annum in the same period, and automotive infotainment, expected to grow at 11% per annum. We are also seeing an increased use of location technology to sort information, for example, by geotagging photographs, while Bluetooth SMART (formerly Bluetooth low energy) is now being adopted to connect many new types of low-energy devices such as computer mice and keyboards, and health and fitness products. This is helping to drive new consumer applications, and we believe that our IP and product roadmap positions us strongly in this rapidly developing market. In cameras, we expect to see increased use of connectivity and location devices, coupled with a move to merchant (platforms from a third-party such as CSR which supplies many camera makers) from captive (platforms which are devised in-house by the camera manufacturer) silicon.

Product development and execution

In order to be at the forefront our chosen markets, we spent around $228.6 million on research and development during 2011, an increase of $39.4 million on 2010, bringing 21 new platforms and products to the market during the year. Our product roadmap reflects our strategy of increasing the proportion of our revenue from platforms where we control a large part of the solution and where we have a leading position.

We continue to focus heavily on execution in order to bring products to market in an efficient manner, and expect to release a significant number of products to the market in the course of 2012, with 22 products in active development. Importantly, we now have the majority of our IP on the 40nm process node and we continue to work on enhancing chip packaging for our new generation of products. We are on track with our 40nm CSR9800 Wi-Fi/Bluetooth chip. We are also progressing on plan with our new location and automotive products.

Our key target market segments for our platforms in 2012 are voice & music, automotive infotainment, cameras, document imaging and handsets.

The stereo audio market is growing rapidly and is one where we enjoy high margins with a very high market share. In automotive, we continue to see the growth of vehicle sales, combined with increased attach rates for infotainment in autos and therefore expect to see continued momentum for our products. The Company enjoys the number one position in cameras and with the launch of our COACH (camera-on-a-chip) 14 platform, we expect to build on that position.

In document imaging, we enjoy an equally strong position. We have recently introduced our ‘Direct Office’ product, which creates high-fidelity print output for Microsoft Word, PowerPoint and Excel documents, without the need for a PC or server running Microsoft’s Office suite.

While ‘classic’ Bluetooth in handsets remains an important area for the Company, it is in revenue decline and subject to competitive pressures which impact margin. We intend to arrest the decline in this important area by the introduction of our CSR9800 Wi-Fi/Bluetooth connectivity chip.

Looking ahead

We have transformed CSR into a broadly diversified platform provider, addressing attractive growth markets with over 40% of our revenue derived from areas where we have a market-leading position. We have a large IP portfolio of approximately 1400 patents granted and approximately 1100 pending patent applications, and strong underlying technical capabilities, which positions us well for the long-term.

In 2012, we will continue our disciplined approach to capital allocation and investment in higher margin platforms. We are investing in five specific medium to longer-term areas of opportunity in voice & music, location (including deep indoors), automotive, the proliferation of Bluetooth low energy, now named Bluetooth SMART, and next-generation image capture; as it expands into areas such as security and automotive.

While we have seen weakness in some areas of consumer electronics, we expect to see the underlying markets for our products grow through the economic cycle.

Given the depth of our product and platform portfolio and expertise of our people, I am confident that we have the capabilities to exploit this expected growth.

3. Principal risks and uncertainties

The Annual Report contains the following description of principal risks and uncertainties.

Risk

Governance

The Group has well established risk management and internal control processes for the identification, assessment and management of strategic, operational, financial, compliance and political risks, which management believe have the potential to adversely affect the achievement of the Group’s corporate and strategic objectives.

During each year, executive management report on this process to the Board with interim reports provided to the Audit Committee and Board to ensure consideration of the potential impact of such risks on achieving the Group’s objectives and in maintaining and growing shareholder value.

The Board is also responsible for setting the risk appetite of the Company, recognising that the Group, in the pursuit of its objectives, will accept certain risks whilst also, where possible, mitigate against these risks with the intention to minimise their potential impact.

During the latter part of 2011, as part of its annual review, the Group engaged outside consultants, KPMG LLP to support the identification and prioritisation of risks to the Group. This recognised the added complexities brought about by the acquisition of Zoran and the importance of ensuring that the Group maintains a robust process for identifying and managing its risks. On pages 56 to 58 in the Corporate Governance Report we report on the process for identifying and managing risk.

Responsibilities – framework for identification and management of risk

The Board has overall responsibility for the Group’s risk management process explained above. The Audit Committee reviews the effectiveness of this process through reports it receives from management and where necessary external consultants associated with the identification and progress in implementing mitigation measures. Day to day management of risk is delegated to management, initially through the executive management who are responsible for the implementation and management of risk mitigation activities. The Group operates in a dynamic environment and therefore over time the risks which have the potential to most significantly affect the Group may change. Accordingly, during the course of any period, those risks which receive the most attention will reflect these dynamics.

Board consideration of principal risks

The following paragraphs describe the areas of risk on which management, the Board and the Audit Committee have focused during 2011 and which are expected to be areas of focus in 2012. These are therefore regarded as the principal risks faced by the Group. The Group faces a range of other risks which are described in the section headed ‘Risk Factors’ below.

Risk: failing to anticipate changes in the requirements of our customers

In the highly competitive and fast moving environment of technical innovation in which the Group operates, we face the possibility that our own technologies and solutions are superseded by other products that are adopted by our customers, which would harm our competitive position and our business performance. Understanding the trends in the markets in which the Company operates and the requirements of our customers and end users is important if we are to remain competitive. The Group works closely with its customers to understand their future product plans and to identify the innovative features of existing and new technologies that will be attractive to them. During the year, the Board received regular reports on engagement with customers for this purpose.

Risk: failing to provide technological innovation which delivers new products

The Board and management recognise that creating and maintaining a leading position in our chosen markets relies on continuing to provide technological innovation and deliver new products to customers on a timely basis. The Board keeps under review the process for the research, development and launch of new products and technologies from development of an initial concept through to engagement for evaluation by customers, to launch and the securing of design wins. As one such example, the Company is continuing its investment in the development of 40nm GPS technology. Products developed in the 40nm node provide the potential for competitive advantage in the delivery of lower cost, smaller size and enhanced performance platforms to our customers, although the development of such products is highly complex.

Risk: failing to execute targets for delivery of new products

Executing on the stated targets for the delivery of new products to customers is important if the Group is to secure revenues and maintain the strong working relationships with our customers which enable us to create and sustain leading market positions. During the year the Board received and discussed reports provided by executive management on improving processes linked to execution of product development through to market launch. The Board also engaged external consultants to review current practices and report on potential areas for improvement. The Board and executive management will continue to monitor progress in this area through 2012.

Risk: changes in demand for and reduction in the average selling price of our products due to deterioration in global economic conditions

Our products predominantly are, and will continue to be, supplied for incorporation into devices intended for the consumer market. The demand for the Group’s products is affected by global economic conditions. The Board receives regular reports on the performance of each reportable segment which are considered against the overall strategy and objectives of the Group. Where relevant, the Board will be apprised on matters which place the fulfillment of those plans at risk. In response to the worsening economic environment in the latter part of 2011, the Board instituted a thorough review of the Group’s business and cost base. This resulted in the announcement in December 2011 of the decision to discontinue investment in the areas of digital television systems-on-a-chip (DTV SoC) and silicon tuners, acquired as part of the Zoran business, in order to increase the Group’s focus on areas of business where it has leadership positions and the ability to deliver differentiated platforms and products. The Board is mindful of the forecast of a continuing challenging economic environment during 2012 and has instituted with management measures to support timely reporting and analysis of risks to the delivery of the Group’s strategy for each business unit.

The global recession has also resulted in our competitors becoming more aggressive in their pricing practices, whilst more recently new suppliers in developing markets, such as China, have sought to obtain market share by offering alternative products to customers at lower prices. This has and will continue to impact the average selling price for our products, which can affect the profitability of our business. We have in the past reduced, and expect in the future to reduce, the average selling prices of our products in response to competitive pricing pressures, or new product introductions by us or by our competitors, among other factors. We may fail to offset reduced prices by increasing our sales volumes, reducing costs or successfully introducing new products at higher prices. The Board regularly enquires of management on the impact of prevailing economic conditions on the success of individual products, including their prevailing selling prices and the challenge from competitors in their own pricing policies and discusses how the Company maintains awareness of such events, is able to predict them and to respond in supporting the Company’s strategy for given products in particular markets.

Risk: failing to achieve the expected benefits from the integration of Zoran Corporation into the Group

The Board and management recognised that the execution of an effective integration plan would be a key challenge to making a success of the acquisition of Zoran Corporation. Executive and non-executive directors of the Board and management have considerable experience of integrating acquired businesses, which include the acquisition of SiRF in 2009. Drawing on that experience, in addition to the support of external consultants, management developed a detailed integration plan covering not only the steps needed to implement proposals for delivering on synergy targets but also a detailed schedule of objectives and actions to support the achievement of an integrated business of multiple locations worldwide across a wide range of functional disciplines. The Board received detailed reports in advance of completing the acquisition on the integration planning and since completion, the Board has received regular reports on the progress in the integration of CSR and Zoran and also the progress in delivering the synergies against the stated targets.

Risk: failing to retain and develop key employees

For us to be successful it is important that we retain our key employees and continue to provide our employees with the resources and training necessary to support the delivery of the Group’s strategy. CSR and Zoran have experienced significant change, including those associated with events leading up to and following the acquisition of Zoran by CSR as well as subsequent actions taken in connection with restructuring the enlarged business. Executive management and the Board have had due regard to such events on motivating and retaining employees in support of delivering on the Group’s objectives. As a result, considerable focus has been given to effective and timely decision making, of good communications with employees globally as well as smooth transition of the changes. This will remain an area of attention during 2012.

Risk: natural disasters may arise from time to time that may have an adverse effect on the Group’s business

During the course of 2011, the Board considered a number of discrete events as they arose, which were recognised as having the potential to adversely impact the business. For example, following the earthquake and tsunami in Japan in March 2011, the Group established a cross functional response team instituted to engage with customers, work with local representatives and senior employees and suppliers. The Board received reports on the work of this team in order to monitor the effect on the Group’s business. This process demonstrated the effective and prompt response and analysis of events which may arise from time to time.

Risk: failing to protect proprietary information

The Board and management recognise the importance of implementing a considered strategy in respect of intellectual property matters, including protecting the Group’s proprietary technology in order that the Group may compete successfully and in the support of its business with customers. The Board, or within its delegated responsibilities, the Audit Committee has received periodic reports from management on initiatives and workstreams connected with the development of the Group’s portfolio of patents and trademarks which includes a cross-functional team of senior managers under a rolling programme supporting the Group’s strategy of extending protection of the Group’s intellectual property.

Risk: the need to defend claims associated with alleged breaches of intellectual property rights

It is recognised that intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. The Group has in the past and expects in the future to be involved in litigation in the course of our business and industry. The outcome of such litigation is inherently uncertain.

The Audit Committee receives regular reports on actual or potential litigation involving the Group and monitors the developments and potential impact of such litigation on the Group’s business and financial condition.

Risk: continuity of supply and capacity constraints

We do not own or operate a fabrication facility and, therefore, rely on third parties, in particular TSMC and ASE, to manufacture, assemble and test our products on time. Because of this reliance on third parties, we face the risk of delays caused by events at our suppliers in satisfying the orders placed by our customers as well as the risk that events affecting our suppliers mean that they are unable or unwilling to provide products to meet our customers’ orders. The occurrence of such events would mean we are unable to meet the requirements placed on us by our customers which would affect our financial results, as well as our reputation which could also impact future business and financial performance. During the first half of 2011, the Company was impacted by constraints on supply for products supplied to customers within its automotive business unit. The Board received up-dates within its scheduled meetings on the progress in addressing this matter through to its resolution during the second quarter when such constraints eased with the ramp up of supply from a second source. Management maintain careful review of matters which have the potential to impact continuity of supply with third parties and report on such matters to the Board within regular reporting.

In addition, during 2011, a significant proportion of Board time during 2011 was devoted to assessing and reviewing the case for the acquisition of Zoran Corporation up to the initial announcement of the transaction on 21 February 2011 and subsequent announcement of revised terms for the acquisition on 17 June 2011. This included understanding the impact of a number of events on Zoran’s business which occurred after the February announcement, including the earthquake and tsunami in Japan, in March 2011, which affected short term business and also projections for 2011, as well as the loss of a key customer in the Camera business in April 2011, which impacted 2011 earnings and projections for the longer term.

Risk factors

The following section sets out the risks that we have identified as a result of the review process undertaken by our executive management and Board, which is explained in more detail on pages 56 to 58 of our Corporate Governance report. It reflects the risks that we believe could have a material adverse effect on, among other things, the execution of our strategy, our market share, competitive position, business performance, results of operations, financial position or profitability.

The management of risk and the ways in which we might mitigate the impact of such risks forms part of our day to day operations and each function. In the section above, we explain matters which formed part of the reviews undertaken by management and the Board during 2011.

Strategy

We may fail to anticipate key technological customer and market requirements on an accurate and timely basis.

Our strategy is to provide differentiated technologies and platforms that are innovative and to provide our customers with capabilities and features that are attractive for end users and consumers. We may fail to anticipate, or to react to, changes in the marketplace that pose significant challenges to our business model, and such failure could adversely affect our prospects and profitability. For example, we may not accurately predict technological evolution, market trends or customer requirements, or we may focus our R&D efforts in the wrong areas, fail to make the necessary investments, develop products that fail to meet our customers’ needs, or fail to pursue product development opportunities that our competitors seize.

Our technologies could be integrated into other integrated circuits, decline in importance or be superseded by superior technologies.

We derive the majority of our revenue from technologies providing wireless connectivity solutions (Bluetooth and Bluetooth SMART), location awareness through our GPS-based solutions and high quality digital audio, video and imaging applications. The markets to which we supply our solutions are characterised by rapid technological change, evolving industry standards, frequent new product introductions, short product life cycles and increasing demand for higher levels of integration and smaller process geometries.

The technologies which we bring to the market and the technologies that we have under development or that we may otherwise release in the future, may be integrated into chips of other suppliers, which could materially adversely affect our prospects. Customers may cease to use our technologies as an “anchor point” around which to integrate other technologies, or they may integrate the functions that our solutions support into their products. Our technologies may, therefore, decline in importance or be replaced entirely as the prevailing technology, or superior technologies may be developed, which could result in our products becoming less competitive.

The average selling prices of our products are likely to decrease significantly.

The average selling prices of our products have historically declined significantly over their life, and this is likely to continue. We have in the past reduced, and expect in the future to reduce, the average selling prices of our products in response to competitive pricing pressures, or new product introductions by us or by our competitors, among other factors. For example, the global recession resulted in our competitors becoming more aggressive in their pricing practices, whilst more recently new suppliers in developing markets, such as China, have sought to obtain market share by offering alternative products to customers at lower prices. We may fail to offset reduced prices by increasing our sales volumes, reducing costs or successfully introducing new products at higher prices. Any of the foregoing could adversely affect our operating results.

Product, technology and execution

We may fail to develop new products on a timely basis or secure new orders, or develop new markets, for our new technologies.

Meeting our strategic objectives and growing our business is dependent on our ability to develop new, and often increasingly complex, semiconductor solutions for existing and new markets, qualify our products under industry standards or prescribed regulations, and introduce those products to the market in a cost-effective and timely manner.

The development of new solutions may require us to engage third parties to provide products or resources we do not have or to qualify our products under specific industry standards or prescribed regulations prior to release to our customers. Our programmes and the delivery of new products would be materially adversely affected if our own resources and capabilities or those of third parties are insufficient to develop products with the necessary specifications in accordance with expected delivery schedules. The delay or failure by us to launch and deliver new products in line with our customers’ expectations could result in a decrease in customer orders, thereby adversely affecting our revenue and our market share.

The length of our product design cycles may result in our failure to timely deliver products with the desired performance or features.

The design and sales cycle for our integrated circuits can take up to 36 months and, in exceptional cases, even longer. Achieving volume production of products using our integrated circuits can take an additional six months or more because our customers need to incorporate our technology into their own products. These lengthy design cycles make it difficult for us to forecast product demand and the timing of orders. Actual customer requirements for the combination of multiple technologies and the way these are incorporated into a customer’s products may differ from our expectations. Further, even when a customer chooses our design, that customer may not order volume shipments. The delays inherent in lengthy design cycles may result in our customers deciding to adopt the solutions or products offered by competitors, which could reduce our revenues and profitability.

We are subject to risks associated with the transition to smaller geometry process technologies.

To remain competitive and sustain our prospects for growth, we need to anticipate evolving industry standards and continue to progressively transition both our semiconductor and SoC products to increasingly smaller line width geometries. This is required to support customer demands for smaller, more powerful and cost effective solutions. Failure to transition to smaller geometries, particularly in the development of SoC solutions, could harm our competitive position. This transition requires modifications to design and manufacturing processes, and achieving these modifications could result in delays in product deliveries, increased expenses or reduced manufacturing yields.

Economic

Depressed economic conditions may continue to adversely affect demand for our products and hence our financial performance.

Global economic conditions continued to worsen in 2011. Our products predominantly are, and will continue to be, supplied for incorporation into devices intended for the consumer market. If depressed economic conditions persist or worsen and sales of such consumer devices decline, demand for our customers’ products, and therefore for our own products, are also likely to decline. Any difficulties experienced by our customers and suppliers in accessing sources of liquidity could also seriously disrupt their businesses, which could lead to a significant reduction in future orders of our products or difficulty on their part to meet their payment obligations to us or the inability of suppliers to meet their obligations to us in supplying products or continuing to support our business needs.

Volatile and uncertain economic conditions may result in our failure to accurately forecast demand for our products.

Accurate forecasting of demand from customers in the volatile and dynamic sectors in which we operate can be very difficult, particularly in times of rapidly changing economic conditions and uncertain demand from end consumers for retail products. The level of inventory required in our business is sensitive to changes in actual demand for our products compared to our forecast of sales of those products, and actual demand compared to forecasted demand may vary significantly in relatively short periods of time.

If changes in actual market conditions are less favourable than those we projected, we will hold higher levels of inventory than is required to satisfy customer demand. This may result in us holding inventory that we may be unable to sell due to customers no longer requiring the product held in inventory. We may need to reduce the selling price of the surplus products in order to sell the inventory, and this may still not be sufficient incentive to customers to enable us to sell the excess inventory. In this situation, we may suffer reduced margins, inventory write-offs or both.

Similarly, in times of growing demand, generally or for particular products, we may not order sufficient inventory to satisfy customer requirements, and may not be able to obtain additional supply on reasonable terms or at all. As a result, we may not be able to meet customer orders in a timely manner, or at all, which may harm our relationship with our customers and our reputation, and therefore decrease future orders.

Customers

Errors, defects or bugs in our products could result in claims from customers.

Our products are designed for use in devices such as mobile telephones, automobiles, personal navigation units, headsets, gaming devices, digital cameras, printers, televisions, and DVD players, which are complex products. The products that we supply to our customers are required to operate to very precise specifications. We may not detect errors or defects during the R&D process for the software, (due to inadequate testing or otherwise), used in our products or in their manufacture, or identify bugs or susceptibility to connectivity viruses before the products are supplied to customers or installed in the customers’ own finished devices. Errors, defects or bugs could result in our customers’ devices being faulty, which would result in returns from consumers. If failures of faulty devices are attributable to our products, we may face claims for losses or damages, incur costs for rectifying the defects or replacing the product, and experience order cancellations, any of which would adversely affect our results of operations. In addition, if any of our products failed to comply with customer specifications (including in respect of environmental matters), customers could have a right to reject or return products to us.

We have agreements with customers that provide warranty protection or indemnities. Some of these agreements have no limitations on liability and for those that do, the limitations may not be enforceable. Also, our insurance coverage against losses that may arise as a result of some product defects may not be sufficient to cover claims asserted against us, or may not continue to be available generally or on reasonable terms. Product defects could have longer term harmful effects on our reputation or our relationships with our customers or the market acceptance or sales of our products.

We are highly reliant upon the success of our customers’ products.

We rely on equipment manufacturers to select our products to be designed into their products. Sales of our products are largely dependent on the commercial success of our customers’ products. If the customers’ products are unsuccessful, our business may be materially adversely affected.

Our success also depends on the successful development of new markets for our customers’ products and the application and acceptance of new technologies and products of our customers in those new markets. For example, the success of our Zoran business in the past depended on the ability of its customers to develop new products and enhance existing products in the digital still camera DTV, imaging and DVD markets and to introduce and promote those products successfully. These markets may not continue to develop to the extent, or in the time periods, that we anticipate due to factors beyond our control.

We rely on a few large customers for a significant portion of our revenue.

We work with a broad range of customers across our product portfolio, but a few large customers represent a material portion of our total revenue. Our largest customer accounted for approximately 10% of our net revenue in 2011, 14% in 2010 and 11% in 2009. Our top five customers accounted for approximately 38% of our net revenue in 2011, 42% in 2010 and 43% in 2009.

Our operating results could be materially adversely affected if:

•	we fail to maintain a good relationship with key customers;

•	we fail to meet our customers’ product needs on a timely basis;

•	we fail to achieve design wins for our products with key customers;

•	key customers experience financial or other difficulties that result in failure to meet their payment obligations to us; or

•	key customers change or cancel orders for our products due to a change in strategy or otherwise.

We are not protected by long-term contracts with our customers.

We do not generally enter into long-term purchase contracts with our customers, and we cannot predict whether our current customers will continue to place orders or whether existing orders or contracts will be cancelled. Customers generally purchase our products subject to short-term purchase orders, which, in some cases, the customer may revise or cancel altogether (for example, due to slowing demand, economic conditions, change in end consumer purchasing preference or other events beyond the control of the customer, including natural disasters, such as the earthquake and tsunami in Japan in March 2011). If our customers stop placing orders for our products or cancel existing orders or contracts, our revenue would be adversely affected.

Our relationships with customers could be affected by our recent decision to cease investment in certain technologies.

In December 2011 the Company announced its decision to discontinue investment in the areas of digital television systems-on-a-chip (DTV SoC) and silicon tuners as a result of which we have implemented reductions in headcount and closed certain ongoing projects. This has impacted our ability to meet customer expectations for future orders as well as development support for our customers roadmaps in digital television systems-on-a-chip (DTV SoC) and silicon tuners. As a result, our relationships with those customers could be adversely affected, which could also adversely affect the business we conduct with those customers in other continuing areas of our Group.

If we are unable to protect our commercially sensitive information, our reputation and ability to conduct business could be adversely affected.

The information shared between us and third parties for the development of products and technologies and the terms on which we conduct business with our customers are commercially sensitive and highly confidential. The Company’s business reputation and its operating performance and results would be adversely affected if such information were to become known by third parties.

Monitoring the use and disclosure of our commercially sensitive information is difficult, and our security measures may not prevent the unauthorised use or disclosure of our commercially sensitive information. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Also, the laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our commercially sensitive information to the same extent as do the laws of the United States and Western Europe. If commercially sensitive information were to become known by third parties, publicly disclosed, lost or stolen, it could damage our reputation, give rise to legal claims or proceedings and liability under laws that protect the privacy of personal information, and disrupt our operations, which could adversely affect our business.

Staff

Loss of key employees or failure to equip employees with the necessary skills and capabilities to support our strategy could hurt our competitive position.

In pursuing our objectives and strategy, we depend, to a significant extent, upon our ability to retain key senior executives and R&D, engineering, operations, marketing, sales, support and other personnel, as well as upon our ability to continue to attract, retain and motivate qualified personnel in each of the territories in which we currently, or may in the future, operate. Key personnel may leave without us being able to replace them by recruiting new suitably qualified and experienced personnel. We also depend on our employees’ skills and capabilities to develop new technologies and products to compete effectively and secure new business. CSR and Zoran have experienced significant change, including those associated with events leading up to and following the acquisition of Zoran by CSR as well as subsequent actions taken in connection with restructuring the enlarged business. The failure to recruit people or to provide adequate training or development may result in our employees not having the required knowledge and skills for us to pursue our strategy. This could adversely affect our business.

Supply chain and product sourcing

We depend on a limited number of suppliers, and in some cases a sole supplier, for some critical components.

We have in the past purchased and may in the future purchase critical components from a single supplier for certain products. The loss of any such supplier, disruption of the supply chain, or delays or changes in the design cycle time could result in delays in the manufacture and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and/or loss of business.

The third party foundries and subcontractors upon whom we rely to manufacture, assemble and test integrated circuit products may be unable to meet the requirements of our business.

We do not own or operate a fabrication facility and, therefore, rely on third parties, in particular TSMC and ASE, to manufacture, assemble and test our products on time. Because of this reliance on third parties, we are subject to risks, which we have experienced in the past, including:

•

changes to the terms on which the third parties are able or willing to supply products and services, including adverse changes to pricing, inadequate capacity made available to us for the manufacture or testing of our products or to support the delivery of finished products, for example by providing that capacity to other customers in preference to us;

•

natural disasters, including earthquakes and tsunamis (such as the events in Japan in March 2011 and more recently floods in Thailand), pandemics or geopolitical instability resulting in our suppliers being unable to obtain the raw materials to satisfy particular orders, interruptions in manufacturing or testing at the supplier sites, plant shut-downs, closures or cessation of business altogether;

•

changes in working practices affecting product qualification or product quality, changes in management personnel of suppliers affecting working relationships, as a result of reorganisations, mergers, acquisitions or disposals;

•	financial difficulties that may result in our suppliers being unable to obtain raw materials or services to satisfy particular orders, plant shut-downs or closures or cessation of business altogether;

•	quality problems at suppliers’ manufacturing sites, resulting in lower yields, product failures and product returns; and

•	limited control over suppliers’ delivery schedules, quality assurance and control and production costs.

We have no long term supply contracts and, therefore, our suppliers are generally not obligated to perform services or supply products to us for any specific period, in any specific quantities, except as may be provided in a particular purchase order. If we cannot source the products we need from one of our third party suppliers, we may be unable to quickly source our requirements from alternative suppliers. Any of these developments would adversely affect our ability to deliver products, undermine our perceived reliability and adversely affect our operating results.

Financial difficulties of, or failure by, our distributors could cause us financial loss.

We supply a significant proportion of our products to end customers through third party distributors. Our largest distributor accounted for approximately 18% of our revenue in 2011, compared to 12% in both 2010 and 2009. The distributors are independent third parties who support our own direct marketing and sales. The current economic environment presents significant challenges for our distributors, including:

•	uncertain demand patterns, which mean distributors risk ordering more products than they require to satisfy our end customers, resulting in them holding excessive inventory;

•	restrictions on credit terms, which mean distributors may have difficulty in selling products because end customers do not have the cash flow to enable them to buy from the distributors; and

•	fluctuating order patterns, which means end customers may amend existing orders or stop buying products because of insufficient demand,

each of which could affect our distributors’ ability to continue in business.

Our business would be disrupted if end customers were unable to obtain our products from the distributors on a timely basis. We may be unable to collect amounts due to a failure of a distributor for products that we have supplied or recover those products in default of non-payment.

Intellectual property risks

IP litigation, administrative proceedings and disputes are common in our industry. We are subject to pending patent infringement legal proceedings as detailed in note 31 to the Financial Statements. IP related risk factors are set out below.

We are regularly, and may continue to be, subject to claims that we infringe third party intellectual property rights.

At any given time in the ordinary course of our business, we have regularly received, and may continue to receive, written notices or offers from competitors and others claiming to have patent and other intellectual property rights (IPR) in certain technology and inviting us to license this technology and related patents asserted to be relevant to our products, including but not limited to chips, software and system solutions. These claims may involve technology and patents that may apply to a range of standards, such as Bluetooth, Wi-Fi, the IEEE family of standards, or other wireless or wired standards, embodied in our products. These notices or offers have been made directly and through customers and other third parties. We have responded, or are in the process of responding, directly or indirectly through our customers and other third parties, to notices and allegations of infringement that we or our customers have received regarding those offers with some of the parties that have sent the notices.

We are, and expect to be on an ongoing basis, involved in intellectual property litigation. This type of litigation typically involves allegations of infringement and seeks unspecified damages, a permanent injunction against further infringement, a finding of wilful infringement, and attorneys’ fees and costs. We and our customers who use our products have in the past been, and currently are, subject to material patent infringement litigation. We and our customers may in the future be subject to further IP claims by third parties alleging infringement of our patents or other IPRs, including, for example, by third parties whose sole business is the assertion of patent rights and IP litigation, which is common in this industry. As we diversify into different technologies, we may become more susceptible to these types of infringement claims.

Companies in the semiconductor industry often aggressively protect and pursue their IPR, including by filing complaints with the US International Trade Commission (ITC) urging it to investigate the import and sale of allegedly infringing products. ITC litigation typically involves the plaintiff seeking an exclusion order against future import of the infringing integrated circuits, chipsets and products including the same and a cease and desist order in relation to marketing, advertising, demonstrating, warehousing for distribution, offering for sale, selling, distributing, licensing or using the infringing products in the US or transferring them outside the US.

The defence of IP claims, even if determined in our favour or mutually settled, could result in significant costs and harm to our reputation.

Infringement claims that have been, or may in the future be, brought against us may require the expenditure of potentially significant funds and resources, including significant attorney’s fees, to defend or settle such claims. Litigation related to such claims, whether in courts or before administrative bodies such as the ITC, or in arbitration, can be complicated, protracted and expensive with regard to litigation fees and costs or settlement. IP claims could also divert the attention of our management or other key employees. No assurance can be made that third parties will not seek to commence additional litigation against us, or that the pending and/or additional litigation will not have a material adverse effect on our business. Any of the foregoing could have a material adverse impact on our business, revenue, operating expenses, financial condition and profitability. The outcome of any litigation is uncertain and either favourable or unfavourable outcomes could have a material impact.

Intellectual property litigation can take months or years to resolve, even if mutually settled between the parties in suit. While a claim is pending against us, our customers may be reluctant to include our products as part of their future product design, including if they believe that our products might ultimately be subject to an injunction or other legal remedy preventing their sale, import or use.

Therefore, even if we are ultimately successful in defending an infringement action, negative publicity could have a material adverse effect on our business, in addition to the expense, time, delay and burden on management of the litigation itself.

If we are unsuccessful in defending any challenge to our IPRs, such IP claims could subject us to significant costs, adversely affect our ability to market our products, require the redesign of our products or require us to seek licences from third parties and adversely affect our reputation and results of operations.

If we are unsuccessful in any challenge to our rights to market and sell our products, we may, among other things, be required to:

•	pay actual damages, royalties, lost profits, exemplary damages, and/or the third party’s attorneys’ fees and costs, which may be material;

•

cease the development, manufacture, use, marketing and/or sale of products that use the intellectual property in question in light of a court-imposed order or injunction or in light of an administrative order such as, for example, an ITC order;

•	cease the importation of products into the United States or other countries in light of a court-imposed order or injunction or in light of an administrative order such as an ITC order;

•

expend significant resources to modify or redesign our products, manufacturing processes or other technology so that we do not infringe others’ IPRs, or to develop or acquire non-infringing technology, which may not be possible; and

•

obtain licenses to the disputed rights, which could require the payment of substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all, or cease marketing the challenged products, and failure to obtain a license may be a competitive disadvantage as compared to competitors who are able to obtain such rights.

Any of the outcomes above may materially and adversely affect our business.

We may incur indemnity obligations under our contracts with customers.

We have agreed to indemnify some customers for costs and damages of IP infringement in some circumstances. These agreements may subject us to significant indemnification claims by our customers or others. Indemnification claims may subject us to payment of attorneys’ fees and costs for our attorneys, as well as for customers’ attorneys. In addition, we could be required to pay damages, exemplary damages, potentially substantial attorneys’ fees and court costs awarded against the customer, and licensing or settlement costs. If an injunction is issued against a customer, we may be required to pay for alternatives for the customer, which may or may not be available, and customer’s losses resulting from the injunction. We may also be required to redesign products at substantial cost, which may increase our operating cost and require expenditure of time, including the time of management, and such redesigns may not be successful technically or in solving the underlying legal concerns. To the extent we dispute a customer’s right to indemnification, such dispute may harm our goodwill and reputation with the customer and may harm the possibility of future business from that customer. In some instances, a customer may demand discounts or refuse to pay outstanding invoices in light of the customer’s indemnification demands. We have received, and expect to continue to receive, indemnification requests from customers that are involved in intellectual property litigation implicating, directly or indirectly, our products.

In some instances, our products are designed for use in devices used by potentially millions of consumers, such as, for example, mobile telephones, automobiles, including in-dash navigation units, personal navigation units, headsets and gaming devices. Our server software is placed on servers providing wireless network services to end-users. Because of the widespread consumer uses of devices using our products, we could be subject to considerable exposure should an infringement claim occur against us or our customers.

Protection of intellectual property rights

We may fail or be unable to obtain sufficient intellectual property protection of our proprietary technology.

Protecting our proprietary technology is an important part of being able to compete successfully. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect it from the claims of others. Also, the laws of some countries, such as China, in which we operate and/or from which we derive significant amounts of revenue, may not protect intellectual property to the same extent as, for example, the laws of the United States and Western Europe.

Our patent applications may not provide sufficient protection for all competitive aspects of our technology or may not result in issued patents. Issued patents may also not provide us competitive advantages. Competitors may also independently develop technologies that are substantially equivalent or superior to our technology and may obtain patents that restrict our business. If competitors are able to use our technology, our ability to compete effectively would be affected. Moreover, while we hold, or have applied for, patents relating to the technology used in our products, some of the products are based in part on standards, for which we do not hold patents or other IPRs. Even where we have an issued patent, we may choose not to pursue all instances of patent infringement. Our failure or inability to obtain sufficient patent protection could harm our competitive position and increase our expenses if we are required to pay license fees under patents issued to others.

Internal infrastructure

We rely on IT and automated systems to conduct our business.

We rely on IT and automated systems to support our operations globally. The loss of IT systems could affect our development work, for example by delaying a project, causing errors to occur in the software we develop for our products, or preventing us from launching new products on time. Loss of our systems could also disrupt or cause delays in recording and satisfying customer orders, or result in errors in ordering products from our suppliers. We could also lose the means to make decisions in conducting our business on a timely basis. If our IT systems fail to evolve along with the needs of our business, for example, due to our lack of investment or failure to predict future business needs, our ability to develop new products, maintain adequate operating systems or grow our business could also be adversely affected.

In addition, as we grow our business, we expect that our IT infrastructure will need to grow as well. We may face increased costs to efficiently coordinate and control our IT infrastructure, which could adversely impact our results of operations and profitability.

Competition

We may fail to compete successfully in a very competitive market.

The markets for our products are highly competitive and rapidly evolving. We compete in different markets to varying degrees on price, technical performance, product features, product system compatibility, product design and technology, timely introduction of new products, product availability, and sales and technical support. We are seeing increased competition throughout the market for wireless connectivity products. The increased competition could result in more pronounced price reductions, reduced margins and/or loss of market share.

Within the markets in which we operate, we face competition from public and private companies, as well as the in-house design efforts of their customers. A number of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. Some of our competitors bundle their connectivity and location products with baseband processors, and we may lose those customers that prefer to use platform suppliers of the full suite of connectivity and baseband modem solutions. If we fail to compete successfully, our results of operations and prospects would be adversely affected.

Political and other risks

Our business and future operating results could be adversely affected by events that occur in, or otherwise affect, the Middle East.

As a result of the acquisition of Zoran, we conduct a significant portion of our R&D and engineering activities, in addition to a portion of our sales and marketing operations, at a facility in Haifa, Israel, where we employ approximately 340 people as at the date of this report. These operations are affected by local conditions and the actions taken by the governments in the Middle East, which may disrupt or hinder our business generally by delaying product development or interfering with global marketing efforts. For example, as a result of the heightened military operations in Gaza, some of Zoran’s employees were conscripted into the Israeli armed forces for several weeks during January 2009. Additional employees may be called to active duty in the future. Extended absences could disrupt our operations and delay product development cycles. Military conflict, terrorist activities or other local economic and political instability in the Middle East, where there has been political instability in the past, could disrupt commercial activity, result generally in economic slowdown and reduce demand for consumer electronic products, including those that contain our products.

International political and other risks may adversely affect our operating results.

We derive nearly all our revenue from sales outside the UK and, accordingly, are subject to political and other risks in each of the countries in which we and our customers operate. We may face restrictions on the import and export of our and our customers’ products, difficulties in complying with local business practices or managing cultural differences, difficulties in working with local infrastructure and transportation networks, as well as difficulties in complying with local regulatory requirements in the design of products. If we or our customers fail, or are unable, to manage these risks in the various markets in which we operate, our business may be materially adversely affected.

We are subject to foreign currency exchange risks.

Substantially all of our sales and cost of sales are denominated in US dollars, which is the functional currency of our principal subsidiaries. A significant portion of our operating costs and tax obligations are denominated in pounds sterling. Although we put in place forward exchange contracts 11 to 15 months in advance to fix the exchange rate of the US dollar to sterling for the majority of these costs, movements in the US dollar to sterling rate impact any sterling operating costs not covered by the forward contracts. In the longer term, movements in the exchange rate will impact all of our costs denominated in sterling, as it will affect the rate fixed by the forward contracts being put in place for future expenditures. A material appreciation of the value of the US dollar against sterling could have a material adverse effect on our current year results of operations, mainly due to revaluation losses on sterling denominated assets, as the forward contracts we entered into provide a hedge to movements in most sterling denominated liabilities. A material depreciation of the value of the US dollar against sterling could have a material adverse effect on our results of operations, due to the recording of sterling operating expenses at a higher US dollar exchange rate.

We are also exposed to foreign exchange risks from costs recorded in other currencies, which are currently not covered by forward contracts. Following the acquisition of Zoran, a portion of our operating costs, relating mainly to personnel and facilities, is incurred in Chinese renminbi, Israeli new shekels and other currencies other than US dollars. As a result, we bear the risk that the rate of inflation in the relevant countries, or the decline in value of the US dollar compared to those foreign currencies, will increase our costs denominated in US dollars. We may enter into currency hedging transactions designed to decrease the risk of financial exposure from fluctuations in the exchange rate of the US dollar against other currencies. These measures may not adequately protect us from the impact of inflation or currency fluctuation on our costs not denominated in US dollars.

If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency, our products may be less competitive in that country and our revenue may be adversely affected. Also, our international customers may not continue to be willing to place orders denominated in US dollars. If they do not, our results of operations will be subject to foreign exchange fluctuations, which we may not be able to successfully manage.

Risks related to the industry

Our business is highly cyclical, subject to rapid change and evolving industry standards, and has experienced significant downturns.

We operate in the global semiconductor industry, which is highly cyclical, subject to rapid change and evolving industry standards, and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions, including in connection with the recent global financial crisis. Such downturns have reflected decreases in product demand, production overcapacity, excess inventory levels and accelerated erosion in average selling prices, which could adversely affect our business. These factors have in the past caused substantial fluctuations in our results of operations, which may occur in the future.

Risks Related to owning CSR ordinary shares and ADSs

We may be treated as a PFIC.

As a non-US corporation owning substantial cash assets, there is an ongoing risk that we may be treated as a passive foreign investment company (PFIC) for US federal income tax purposes depending on the ratio of the share price of ordinary shares (which affects the valuation of certain assets including goodwill) to our holdings of cash and liquid assets such as bank deposits and marketable securities. A non-US corporation generally will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50%. or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend on, among other things, our market valuation and future financial performance. We believe we were not a PFIC for the taxable year ended in 30 December 2011, but if we were to be classified as a PFIC for any future taxable year, holders of ordinary shares or ADSs who are US taxpayers would be subject to adverse US federal income tax consequences.

Shareholders in countries other than the United Kingdom will suffer dilution if they are unable to participate in future pre-emptive equity offerings.

Under English law, shareholders usually have pre-emptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of pre-emptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and overseas jurisdictions. In particular, the exercise of pre-emptive rights by US shareholders would be prohibited unless that rights offering is registered under the US Securities Act or an exemption from the registration requirements of the US Securities Act applies. Furthermore, under the Deposit Agreement for the ADSs, the Depositary Bank generally will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the US Securities Act, or exempt from registration under the US Securities Act with respect to all holders of ADSs. If no exemption applies and we do not wish to register a rights offering, shareholders in the United States may not be able or permitted to exercise their pre-emptive rights. We are also permitted under English law to disapply pre-emptive rights (subject to the approval of our shareholders by special resolution and investor committee guidance on the limits of any such disapplication) and thereby exclude certain shareholders, such as overseas shareholders, from participating in a rights offering (usually to avoid a breach of local securities laws).

The rights of our shareholders will be governed by English law and differ from the rights of stockholders under US law.

Because we are a public limited company incorporated under the laws of England and Wales, the rights of shareholders and, therefore, certain of the rights of holders of ADSs, will be governed by English law and by the Articles. These rights differ from the typical rights of shareholders in US corporations. For example, the rights of shareholders to bring proceedings against us or our directors or officers or generally on behalf of a class of shareholders or other claimants may be more limited under English law than under the corporate law and case law of US jurisdictions.

Shareholders in countries other than the United Kingdom may have difficulty in effecting service of process on us or our directors in the US, in enforcing US judgments in the UK or in enforcing US securities laws in the UK courts.

Most of our directors and some of the experts named in this document are residents of countries other than the United States. As a result, it may not be possible for our shareholders in countries other than the UK to effect service of process within the United States upon all of our directors and executive officers and some of the experts named in this document or on us, or to obtain discovery of relevant documents and/or the testimony of witnesses. Our shareholders in countries other than the UK may have difficulties enforcing, in courts outside the United States, judgments obtained in the US courts against any of our directors and some of the experts named in this document or us (including actions under the civil liability provisions of the US securities laws). Those shareholders may also have difficulty enforcing liabilities under the US securities laws in legal actions originally brought in jurisdictions located outside the United States.

The market value of our ADSs and dividends may be adversely affected by fluctuations in the exchange rate between the US dollar and the pound sterling.

Fluctuations in the exchange rate between the US dollar and the pound sterling will affect the US dollar price of our ADSs and the market value of ordinary shares when expressed in US dollars. If the relative value of sterling to the US dollar declines, the US dollar price of the ADSs and the US dollar equivalent of the price of ordinary shares traded on the London Stock Exchange will also decline. We paid, and may in the future pay, cash dividends on the ordinary shares in sterling. A decline in the relative value of sterling to the US dollar would also result in a decline in the US dollar value of these dividends.

The market price of our ordinary shares and ADSs is volatile.

Stock markets in general have been recently experiencing significant price and volume volatility. Technology stocks in particular have experienced wide fluctuations in prices, in some cases unrelated to the issuers’ operating performance. Our ordinary shares and ADS’s are subject to significant fluctuations due to many factors, including but not limited to fluctuations in results of operations, acquisitions, litigations, announcements of new products, product enhancements or technological advances by us or our competitors, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. Our share price is subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’ valuation measures for our stock, changes in global financial markets and global economies and general market trends unrelated to our performance. The market price of our ordinary shares and ADSs could be adversely affected by these factors and fluctuations.

Liquidity in the market for our securities may be adversely affected by our maintenance of two exchange listings.

Our ADSs are traded on The NASDAQ Stock Market and our ordinary shares are listed on the premium segment of the Official List and trade on the Main Market of the London Stock Exchange. This dual listing may dilute the liquidity of our securities in one or both markets.

Holders of our ADSs may not have the same voting rights as the holders of ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in the Deposit Agreement, holders of ADSs will not be able to exercise voting rights on an individual basis, and must instruct the Depositary Bank on how to vote the shares underlying their ADSs. Because of this extra procedural step involved, the process for exercising voting rights could take longer for holders of ADSs than for holders of ordinary shares and, as a result, holders of ADSs may not be able to effectively exercise voting rights.

4. Related party transactions

The Annual Report contains the following note on related party transactions.

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below:

	52 weeks ended	52 weeks ended	52 weeks ended
	30 December 2011	31 December 2010	1 January 2010
	$’000	$’000	$’000
Short-term employee benefits	6,558	4,582	5,774
Post-employment benefits	182	228	273
Share-based payment	765	1,398	(473)
	7,505	6,208	5,574

Prior to the acquisition of SiRF Technology Holdings Inc, Diosdado Banatao held an interest in SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which were subsequently assumed by CSR.

With effect from completion on 26 June 2009, these interests were converted into a holding of 1,590,049 CSR ordinary shares and 46,081 options to acquire CSR ordinary shares.

Prior to the acquisition of SiRF Technology Holdings Inc, Kanwar Chadha held an interest in SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which were subsequently assumed by CSR.

With effect from completion on 26 June 2009, these interests were converted into a holding of 633,510 CSR ordinary shares and 478,010 options to acquire CSR ordinary shares.

During 2011, Joep van Beurden (CEO) was appointed Chairman of the Global Semiconductor Alliance (GSA). Prior to this, Joep had held the position of Vice Chairman of this organisation since 2009. CSR plc has paid membership fees of $25,000 to the GSA during the course of 2011 (2010: $25,000) and sponsorship fees of $17,100 (2010: $nil).

Prior to the acquisition of Zoran Corporation, Levy Gerzberg held an interest in Zoran common stock and in options to acquire Zoran common stock granted pursuant to option plans operated by Zoran and which were subsequently assumed by Zoran.

With effect from completion on 31 August 2011, these interests were converted into 120,737 shares and 1,015,318 options to acquire CSR ADSs.

Dividends totalling $237,671 were paid in the year in respect of ordinary shares held by the Company’s directors.

Transactions between the Company and its subsidiaries, which are related parties, are disclosed below:

	52 weeks ended	52 weeks ended
	30 December 2011	31 December 2010
	$’000	$’000
Cambridge Silicon Radio Limited
– Funding received from Cambridge Silicon Radio Limited	82,270	66,002
– Dividends paid from Cambridge Silicon Radio Limited	(33,000)	(300,000)
– Services received from Cambridge Silicon Radio Limited	4,286	2,733
– Interest charged on intercompany balance	87	532
CSR Employee Benefit Trust
– Exchange gains and loss	(19)	833
– Funding provided	988	303
– Impairment of intercompany loan	—	23,554
– Write back of impairment on intercompany loan	(2,573)	—
CSR Technology Inc.
– Funding provided	172	(399)
APT Licensing Limited
– Funding provided	—	(2,061)
– Forgiveness of intercompany loan	—	2,061
Zoran Corporation
– Funding provided	9,938	—
Cambridge Silicon Radio Holdings Limited
– Dividends received from Cambridge Silicon Radio Holdings Limited through intercompany funding	(178,000)	—
– Payment of loan for dividends	98,565	—

A dividend in specie of $21.4 million was received by the Company from Cambridge Silicon Radio in 2010, in respect of the US reorganisation (note 45).

Balances between the Company and its subsidiaries, which are related parties, are disclosed below:

	52 weeks ended	52 weeks ended
	30 December 2011	31 December 2010
	$’000	$’000
CSR Employee Benefit Trust	9,225	7,621
CSR Technology Inc	1,229	1,401
Zoran Corporation	(9,938)	—
Cambridge Silicon Radio Holdings Limited	79,435	—

5. Directors’ responsibility statement

The Annual Report contains the following statement.

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have also chosen to prepare the Company financial statements under IFRSs as adopted by the EU. The financial statements are also prepared in accordance with the IFRS as issued by the International Accounting Standards Board. Under company law the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

•

provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the company’s ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the persons who is a director at the date of the approval of this report confirms that:

•	so far as the director is aware, there is no relevant audit information of which the Company’s auditors are unaware;

•

the director has taken all the steps that they ought to have taken as a director to make themselves aware of the relevant audit information and to establish that the Company’s auditors are aware of that information;

•

the Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit of CSR and the undertakings included in the consolidation taken as a whole; and

•

the report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole together with a description of the principal risks and uncertainties that they face.

The directors, having prepared the Financial Statements, have permitted the auditors to take whatever steps they consider appropriate for the purpose of enabling them to give their audit opinion.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Jeff Torrance, Investor Relations Director	Tel: +44 (0) 1223 692 000

FTI Consulting

James Melville-Ross

Jon Snowball	Tel: +44 (0) 20 7831 3113